Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes a transcript containing the textual representation of the Toronto-Dominion Bank’s presentation at the CIBC Eastern Institutional Investor Conference held on September 22, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank has filed with the SEC a Registration Statement on Form F-4 and a definitive proxy statement/prospectus and each of The Toronto-Dominion Bank and The South Financial Group, Inc. may file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on August 24, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING IS A TRANSCRIPT CONTAINING THE TEXTUAL REPRESENTATION OF THE
TORONTO-DOMINION BANK’S PRESENTATION AT THE CIBC EASTERN INSTITUTIONAL INVESTOR
CONFERENCE HELD ON SEPTEMBER 22, 2010.
TD BANK FINANCIAL GROUP
CIBC EASTERN INSTITUTIONAL INVESTOR CONFERENCE
SEPTEMBER 22, 2010
DISCLAIMER

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TORONTO-DOMINION BANK’S (“TD”) PRESENTATION AT THE CIBC EASTERN INSTITUTIONAL INVESTOR CONFERENCE AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE PRESENTATION. IN NO WAY DOES TD ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON TD’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE WEBCAST (AVAILABLE AT TD.COM/INVESTOR) ITSELF AND TD’S REGULATORY FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
FORWARD-LOOKING INFORMATION
From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties — many of which are beyond the Bank’s control and the effects of which can be difficult to predict — may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How We Performed” section of the Third Quarter 2010 Report to Shareholders; changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; the ability to obtain the approval of the proposed transaction with The South Financial Group, Inc. by its shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the Third Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the Third Quarter 2010 Report to Shareholders under the headings “Business Outlook”; and for the Corporate segment in the report under the heading “Outlook”.

Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank has filed with the SEC a Registration Statement on Form F-4 and a definitive proxy statement/prospectus and each of The Toronto-Dominion Bank and The South Financial Group, Inc. may file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on August 24, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

CORPORATE PARTICIPANTS
Tim Hockey
 TD Bank Financial Group — Group Head, Canadian Banking
Robert Sedran
 CIBC World Markets — Analyst
PRESENTATION

Robert Sedran - CIBC World Markets — Analyst
Okay, so welcome back, everyone. I am very, very pleased to welcome Tim Hockey, who is the Group Head, Canadian Banking for TD Bank. I think it’s President and CEO of TD Canada Trust, too, right? Tim’s a company man. He’s been with TD for 26 years in various roles.
Again, I believe beginning in the branch, with most of that time spent in retail banking. He is always very insightful when it comes to retail banking in Canada, so I’m thinking we’re all going to know a whole lot more in 30 minutes than we do right now. So, Tim, welcome to Montreal.

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Great. Thanks, Rob.

Robert Sedran - CIBC World Markets — Analyst
Just to get started, how about you give us a sense of what you’re seeing business condition-wise for your business right now.

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Well, on the one hand, if you look back to Q3 and this year it’s been a spectacular year for us. We didn’t expect it, honestly, to be as good as it is. It’s always a very pleasant surprise, but we were expecting — I think all of us in the industry were expecting this year to be tougher in terms of the recovery was not going to be as fast, if you will, from what recession we did have in Canada, and I’m talking only Canada now.
So in Q3, you would have all seen, we announced record earnings, record efficiency ratio, record customer satisfaction. We just won the two national awards for customer satisfaction. So, all of that is great and we’re feeling very good about that.
But in the spirit of what have you done for me lately, it’s always about looking forward. It doesn’t look as obviously rosy if we think about the economic conditions. We’ve all read, I’m sure, just as much as I have, the economic outlook that is slower loan growth.
And so as a result, we’re planning on the revenue growth rate that we’ve had, which is high single digits sort of territory for the last little while to be coming down in the next little while, slower asset growth. Not sure yet whether at some point there won’t be some deleveraging in the Canadian consumer household debt rates, if you will, but that’s something that we worry about a little bit.

And so, it just feels to us like it’s time to start getting a little bit tighter and making sure that we’re making the right investments in the areas that we can be continuing to boost our revenue growth, but it won’t be at sort of the torrid pace we’ve had over the last little while.

Robert Sedran - CIBC World Markets — Analyst
When you think about the Canadian consumer, we hear a lot about how highly levered that consumer is. So I guess, when you think about — and you’re obviously a very big Canadian consumer bank, so when you think about the potential growth —. I guess we’re more concerned about growth than we are loan losses. Is that a fair comment?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Yes. If you remember, through the recession the revenue growth rate we had, combined with some, obviously, degree of operating leverage, allowed us to climb over about a 50% increase in PCL rates, or PCL dollars. And so, in the world going forward, we’re not going to have those loss rates to climb over, loss gains to climb over from an earnings growth point of view.
So it will be less of a hurdle, but at the same time, we do think that the 20-year secular trend that we’ve had in consumer leverage in the U.S. and in Canada will certainly slow, if not top out. If you think about it, in 1980 the average household debt to household income in Canada was about 80%. And now, as of last quarter, it’s 146%.
And everybody’s probably seen the famous chart that says the U.S. peaked at about 164% when the crisis hit and now is at about 146%. So, they’re about to cross, other things being equal, where the Canadian household debt crosses over the current U.S. debt. Now, if you talk to the average economist, they’ll say, “We don’t know what the peak is.” Well, we do have one data point, and that was the United States, and we know how that movie ended.
And so on the one hand you could say that that trend will continue for some time, but on the other hand you could say that — and if we do believe that we have fairly low interest rates going out the next year or two, then the shock to the Canadian consumer will be small when interest rates start to rise, and we have a couple of years to get ready for that. So when we look at that, we say, okay, then that means it’s likely that loan growth is going to be less than we’ve all been able to take advantage over the last decade or so.
So, what are the other revenue streams? And in TD’s case, we’ve been preparing for that eventuality by filling in white spaces and making sure we have other opportunities for revenue growth that aren’t your sort of traditional mortgage business. So, it could be your Visa card business; it can be your insurance business; it can be business banking; it can be the Province of Quebec. In our case, we have a relatively low share, so we’ve been investing there to make sure that we have opportunities for better-than-average growth because of our sheer underrepresented businesses.

Robert Sedran - CIBC World Markets — Analyst
So when we’re thinking then in a world where — it’s appropriate then to consider a world where the Canadian consumer may be peaking out, the housing market is stalling a little bit. These are amortizing assets. So, is zero growth, is negative growth possible on the balance sheet? What should we be thinking about for —?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
We don’t think so. Again, if you go back and look at 30-year charts of the growth rates in consumer loans, real estate loans, and commercial loans. The real estate loans don’t fluctuate as much; consumer loans fluctuate more in terms of year-over-year growth rate; and business loans fluctuate dramatically.
If you see where we are in the cycle right now versus the previous 20 or 30 years, it would indicate that you’ve got a snap-back coming, believe it or not, in asset growth rates. So, I think that is a cyclical force that will counteract, to some degree, the deleveraging we’re talking about. We don’t believe — I don’t currently believe that we’re going to be looking at a shrinking balance sheet from an asset point of view, given those factors.

Robert Sedran - CIBC World Markets — Analyst
We’ve been talking for some time that the growth rates the Canadian retail banks have been putting up are unsustainably high. Is it the fact that we went from that 80% ratio you talked about to 146%? Is that ultimately what was driving these growth rates and now, at the very least, seem close to a peak, we’re going to get back to a more normal growth rate in this business?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Yes. That’s what we —.

Robert Sedran - CIBC World Markets — Analyst
What is this more normal growth rate?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
If you look back at TD Canada Trust from the time of the merger to just post the merger, 2001, 2002, so eight years or so, the compound annual growth rate and earnings from then until now was 14%. In fact, interestingly in the last quarter in Q3, TD Canada Trust made $843 million — and I’ll be off by onesies and twosies — and that’s the exact same amount of money that we made in all of the first year after the merger.
And so in 10 years, we basically had a four-bagger, if you just multiplied Q3 by four, so that’s a spectacular growth rate. And we’re very happy with it and very proud of it, but we didn’t plan on that being the case, either. If you go back to that same timeframe — 2002 or thereabouts — we said target growth rate should be essentially 7 to 10%. GDP growth plus some efficiency gains plus the market share gains, and you get that sort of range of earnings growth and then we ended up doing double the bottom end of the range.
So as I look forward and we think about where we are currently positioned, then it should moderate back to that same sort of range that we should be quite happy with, but not the outsized levels of 14%.
So, back to the earlier point. We think our strategy is — and probably everybody in this room has heard it before — it’s dead simple. It is you win on service convenience. We think in retail banking, and to a large degree in commercial banking, that you have to choose whether you’re going to compete on price, on product innovation, or service convenience. And if you choose one of the three, you will actually have a compelling opportunity if you hold it long enough and you get your entire team working towards delivering on that.
We now have 10 years of experience in getting our service and convenience model right, and so we think we’re strategically quite sound. And what that does is it gets you just more than your fair share of customers being attracted to you for your convenience and, frankly, you lose just less than your fair share of customers who tend to leave their banks because of bad service if you have the best service in the industry.
So, you tend to grow a little bit faster than marketplace as a result of that model, and it’s mostly important in the bank account business. And why that’s so important to the bank account business and why it’s so, therefore, the anchor product for retail banks is because once you’ve got a bank account with someone, you have their first rate of approval on pretty much every other product.
And everybody in Canada needs a bank account, so having a dominant share in that space means that you’ve got the ability to cross-sell that customer base on all other products. So, that in and of itself is a great opportunity for growth.

Robert Sedran - CIBC World Markets — Analyst
I would encourage anybody who’s got a question, please just to throw up your hand. But when you talk about dominant market share in the bank account business, that’s what? About 45, 40%? Am I in the right ballpark?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
No. In the bank account business, if you think about sort of total personal deposits, we’re about 21 share — 21% of the total deposit market.

Robert Sedran - CIBC World Markets — Analyst
Oh —

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
So we have about 40% of Canadians. One of the stats I’ve seen is we have about 40% of bankable Canadians that have one product with us.

Robert Sedran - CIBC World Markets — Analyst
Okay.

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
But 21% share in the actual dollars amongst the chartered banks.

Robert Sedran - CIBC World Markets — Analyst
And is that above where you would consider your natural share to be?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Yes. I think we’re growing out branches to the tune of north of 20 in any given year, and have been for quite some time. I think we’ve done about 50% more than the average of the industry in terms of percentage growth rate in branches, and we continue to do that for the foreseeable future.
But it feels like with that we’re also making some big investments on the direct channels. One of the things we’ve done in the last year is we’ve said it doesn’t make any sense for TD in Canada to invest in our direct channels independently of Bharat’s business in the U.S.
And so we’ve taken our direct channels, essentially in North America, and combined them together and said let’s get the skill, scale, and scope to actually really double-down on that platform across all of North America. We think that’s a great growth opportunity for us going forward as well.
But from a bank account point of view, we sort of think about that as being small market share gains in that business as opposed to having great opportunities, unlike what we have in some of our underrepresented business where we’ve got single-digit share.

Robert Sedran - CIBC World Markets — Analyst
I guess where I’m going with this is that you have a top share, generally, in some of these products. You talk about your strategy being simple. Clearly, some of your competitors have been trying to mimic at least parts of the strategy. Is that having any impact? Are they having an impact? Is it getting hard to keep customers? Is it getting harder to acquire customers, as everyone has kind of figured out that if we stop annoying them they’ll tend to stay with us longer?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
As strange as this might sound, it’s incredibly hard for banks to stop annoying their customers. We’ve been at it for a long time and I still get lots of customer — unfortunately, lots of customer complaints. I also get lots of customer kudos. I think it’s a mindset in the organization that you have to get all — in our case, all 30,000 of our employees realizing that that is job one.
And, therefore, it’s all of our responsibilities, but we still have accidents. We still have to recover with flair. We still have to really make sure that we’re on the ball, but it’s a complex world and it’s a complex system to provide banking services to Canadians. And inevitably, there are reasons why the service levels aren’t great.

Robert Sedran - CIBC World Markets — Analyst
But is it getting hard to differentiate yourself in service?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Yes. If you look at the most recent — the only thing we have to go on is internal and external data points. And the internal data points are our own customer experience indexes, and so here’s a few things we do. One of the things we do is we call literally a half million customers a year and we ask them how we’re doing and they give us a feedback loop on that score. That is reaching — every quarter it has reached record levels. So, that’s one point, but that doesn’t tell me on a relative basis how we’re doing.
If I look at the external scores, then one of the things that we look at is the — there’s two national benchmarks — the Synovate Survey as well as the J.D. Power Survey. We’ve won Synovate for six years running and we’ve won J.D. Power for five years running, which is every year they’ve been in Canada.
If we look at the individual scores on all the individual categories — on the Synovate Survey there’s 11 categories, we swept all 11, tied in some categories with one or the other of the major banks, and our gain on the competition is bigger this year. So, we’ve moved away, if you will, from the competition.
Now, that’s sort of objective data, survey data that the customers say, “Okay, you’ve made some progress.” But I think your point is right, which is there is more attention being paid to retail banking and as strategies become more similar, it can crowd the space.
But here’s an exercise we did, I think, about five years ago — not even five months ago, but five years ago. We took all of the operating or the mission, vision, value statements, if you will, of all of the banks in Canada and we took all the logos off and we just put the words up on a wall — pretty difficult to tell who was who. That’s the point. There’s a very big difference between a stated mission statement and actual delivered mission statement.
And so our simple strategy is — you have to start with a simple strategy, but you have to stick with it for long enough so that every single person in your organization knows that that’s your raison d’être and that you’re serious about it, and that’s how they get paid, incented, rewarded, promoted or fired, if they don’t deliver on that mission, vision, value.

QUESTION AND ANSWER

Unidentified Audience Member
You talked about some growth in the residential book. How do you see the residential book given their originations are probably down 25%? And what do you expect housing and housing prices in the overall book?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
We’ve been growing our residential book, it seems, for the last little while about consistently 12 -13%. So, when we look forward on that, even with the market conditions that you were talking about, we expect that number to still be in the mid to high single digits, which would be the short answer to your question I think.

Unidentified Audience Member
Given that the overall originations are down, and it sounds like you’re going to grow something better than the marketplace, is the mortgage market becoming more competitive, and what’s that do to the profitability?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
We think it’s quite competitive. The margins are still fairly healthy on some products; they’re a little squeezed on others. There clearly was a significant drop year-over-year post sort of July timeframe. Everything we expected to have — I think everybody’s been using the same phrase — all the pull-forwards of the real estate lending into the spring, there was a little bit of a bounce-back in August; still too early to tell on the September numbers.
But yes, as growth gets more scarce, there tends to be a little bit more price competition, but we haven’t really seen it just yet.

Robert Sedran - CIBC World Markets — Analyst
Just to that end, some of the things that happened through the downturn when prime fell 50 basis points and the bank lowered their rate to 75, and prime minus became prime plus, there was some effort to inflate margins, even on the retail side.
Given the competition, given that originations are down, is the marketplace behaving reasonably rationally? And if we are in a slower growing world for a while, even to 2011, is that pricing pressure going to start to increase to the point where we need to be nervous about margins next year?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
I’ve been asked —. In fact, if you look mathematically at a world of rising interest rates, you think that margins should go up. And generally, that’s correct from a mathematical point of view. But to your point, what we assume is that the increases that we will get in margins as we bounce off the floor on low interest rates will probably be largely competed away.

So, my direction to my team is don’t plan on us having margin inflation to make your revenue number. What are the businesses that we’re in? What are the growth opportunities of getting new customers as opposed to planning on, “Hey, I can grow my volumes by four and I can count on a 2% margin inflation, so, therefore, I get 6% revenue so I can spend more money.” Don’t count on it, because we should be planning on having a more competitive environment.

Robert Sedran - CIBC World Markets — Analyst
It’s flat — you’re planning for flat, basically?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Yes.

Robert Sedran - CIBC World Markets — Analyst
Okay. All right. So, does that make the importance of scale then even bigger? You’ve got one of the biggest platforms — at least one of the biggest asset bases in the industry. Is scale still a defining feature in the Canadian banking market, or would you suggest that all of your competitors have enough that it’s a bit of a wash?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
I think it’s still fairly defining. Again, back to the journey we’ve been on. We started 10 years ago with a 64%, I think, efficiency ratio and now we’re — last quarter we were 46.2%. I get asked the question all the time, “What’s your target?” And I say, “Lower.” We don’t have a number. It’s just we don’t know how low is. The industry-leading alpha banks would be in the low 40s.
And so, again, our formula, our strategy is dead simple. It’s grow your revenues and your expenses a little less than that and, therefore, you will lower your efficiency ratio. So, I think scale is important.
One of the things we love about our model is that generally when you tend to look at a combination of higher touch and higher degree of service and almost 60% more hours than the competition, most analysts and investors would look at that and say, “That’s a high-cost model.” And yet, our efficiency ratio is neck-and-neck with the lowest, essentially.
So, that gives us, I think, a tremendous advantage from a competitive point of view. We can afford to take pricing actions if you wanted to, but our service and convenience model means that we don’t have to. In fact, we can extract a price premium as a result of having better service and better convenience.
Again, remember why people decide to do their banking with you. They come for the service, or rather convenience and they leave you for bad service. It’s seldom price plays a large point, certainly in the basic bank account business, so that gives you a price advantage, I think, from a revenue point of view, which we’ve been able to achieve.

Robert Sedran - CIBC World Markets — Analyst
Let’s start with the credit card business for a few minutes. It’s one of those businesses that you’re not at your natural share, and I guess it’s still a legacy issue from the merger. How hard is it to grow that business? Is it just cross-selling from your current customer base or are you trying to acquire new customers through the credit card channel?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Yeah, I’d say to some degree you hope you can acquire new, but, quite frankly, that’s inefficient. So the history, if you didn’t know, is that TD and Canada Trust a decade ago, they both have credit card portfolios — one Visa, one MasterCard. But at the time, duality in Canada wasn’t allowed, so Canada Trust was forced to sell of its MasterCard portfolio. So, we ended up at the time of the merger, when we have about a 20 share of the bank account business, we had about a 9% share of the credit card business.
Well, there’s really two ways to acquire credit cards. You can cross-sell them through the branch system to existing customers. As I said, I have 40% of Canadians having one product with us, so that makes it easier to cross-sell them a credit card.
The other way is what the traditional monolines do, which is to do mail drops, and we’ve all had 15 things in our mailbox over the last month that says, “Here, get our teaser rate and get a credit card.” A remarkably expensive way to acquire customers because the response rates to those mail drops has plummeted and you get a pretty adverse selection from a credit quality point of view. You’re granting credit to those people that -

Robert Sedran - CIBC World Markets — Analyst
A very diplomatic way of saying -

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Yes, exactly. But to your point, we’ve taken that 9 share to 11.5. And to your point about easy to grow or not, in the last year we’ve gained almost a full percentage point and very good growth rates in our credit card business.
And I’d say the story of the last couple of years in TD has been how we’ve been able to take advantage of the recession and grow share in almost all of our businesses quite dramatically. Probably the biggest example is business banking. We went from 13.5% share in the fall of 2008 to one year later, 15% share, so literally 10% of our market share in one year.
And we did that because at the time of the recession, October 2008, we said, “This is a fantastic opportunity. We have a low efficiency ratio. We own service and convenience. We’re a 154-year-old institution. We’ve been through the Great Depression and World Wars. It might look terrible out there, but we’ll get through it. And the best thing we could possibly do is stand by our customers in the worst times.”
And your commercial clients will never ever forget you for doing that, and so we picked up share at very nice spreads during that period of time. It was a bit of a sea change from a market share point of view in almost all products, certainly in all lending products — personal and business — we picked up remarkable share. The same thing on the deposit and mutual fund side.

Robert Sedran - CIBC World Markets — Analyst
Is the easy share gone in the commercial business? It sounds like the competitive environment is really picking up.

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Well, as I say, if it took us one year to do 10% of our market share and about 153 years to do the other 90% of our market share, I think the easy pickings are gone.

Robert Sedran - CIBC World Markets — Analyst
Okay.

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
So, I think it will get tougher right now. In fact, the competition certainly has noticed and have started to get back into the market more furiously. So, the margin has come down on the commercial side, it’s more competitive, and I think some institutions have gone out the risk curve a little bit. We’re seeing that activity
Our philosophy on that is very simple. We will — like our entire institution in the commercial bank, we will not go out the risk curve. Our strategy is that we will have more better business bankers sitting across the table with you understanding your business and we’ll be there with you through thick and thin. But we won’t necessarily do the deals that the other guys will because that means they’ll have to pull back more so than we will when the recessions do hit, inevitably, in the business cycle.

Robert Sedran - CIBC World Markets — Analyst
George?

Unidentified Audience Member
What are you seeing on the credit front, commercial, personal (inaudible)?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
On what?

Unidentified Audience Member
Do you have a lot more room for improvement? You’ve had a great drive in improvement?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Credit quality or growth rates?

Unidentified Audience Member
Growth.

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Well, as I think I intimated earlier, we actually saw the PCL rates —. Let me just separate the two categories. You never have to worry about real estate secured lending credit in Canada — everybody knows that. So, to just talk about consumer credit, non-residential, and commercial credit.
We’ve always had a much lower rate on our commercial portfolio. We kept saying, if you remember, every single quarter we kept saying, “Well, we expect to see the PCLs hit on the commercial side.” Another quarter goes by, another quarter goes by, and we’re just not seeing it.
So, it feels like this cycle, at least, it’s not happening. So, that makes me wonder, therefore, how were we feeling about the quality of the credit we were granting? Because you could say if we never really had the levels achieving that you thought you would, even in a recession, that probably tells you you’re quite tight on the risk side.
But quite frankly, given that we’re gaining share with lower PCL rates in our commercial and our business lending than the competition, that tells me — and with pretty good spreads — that tells me, as I’ve said, I’ve got a very nice profitable model. And if I’m gaining share without going out the risk curve, why would I do that? I wouldn’t. So, that’s the business side.
On the consumer side, if you remember going back a few years, back in the sort of 2005, 2006 level, we invested quite a lot of money in a brand new system that we implemented and grew our unsecured lending rates nicely; it was still contributing to that 14% compounded growth rate I was saying. But at the same time, our PCL rates went up higher than we liked. So, I call that our own little mini-recession before the actual one hit.
So, what you’ve seen in the PCL rates in our consumer book, they’ve dropped — they were higher than the industry average, and as of the last quarter they dropped below the industry average, so we had sort of a steeper downwards slope. Why? Because we’ve really learned how to use this engine, and this engine is great. It just, like anything else, it had growing pains.
So, as you learn to tweak the scorecard system, champion challenger, you take a real hard look at your cohorts, and you just learn how to use this system, you can be much more precise. I say we’re now using a scalpel versus as ax in terms of making some of the credit decisions. So as a result, we’re seeing that in our PCL rates and maximizing the profitability by cohorts.
So going forward, we’re not really expecting to see, certainly, a drop in the PCL rate on the commercial side because it’s so low. On the personal side, we had expected not to see the rate improvement we’ve seen this year so fast; we expected that more into next year. And it really does depend on what you believe the unemployment rate is going to be going forward. We will get some rate improvement. But if we’re able to continue to grow our assets, we’ll likely not see as much dollar improvement.

Unidentified Audience Member
Can you talk a bit about your branding effort in the United States?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Sure. Well, all things being equal, we should be able to close on our South Financial Group deal, which means that when that’s done we’ll have about 1,300 branches in the US, which is more than we have in Canada. And if you think about that from a standing start of zero five years ago, that’s a great opportunity.

Robert Sedran - CIBC World Markets — Analyst
They’re called stores, by the way.

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
They are stores, yes. TD Bank, America’s Most Convenient Bank in our 1,300 stores. I’d say the response, interestingly — this is a great new story. We were worried about the switch from the Commerce brand to the TD brand. But we, in hindsight, didn’t need to be.
I guess we should have known this — as long as you can convince and prove to your customers that when you switch to a new brand, as long as they’ve got the same people, the same service levels, you don’t take away their, in the U.S. case, 7-day banking. In fact, they’ll be thankful for the fact that you’re a stable institution and all of those sorts of things.
And so what’s happened is that we did see a little bit of a dip in our Customer Wow! index, as we call it in the states, at the time of the merger, but the snap-back to the levels it was pre-merger was faster than it was in Canada back at the time of TD and Canada Trust coming together. So, that’s a great, I think, testimonial to the team down there, that the branding and the customer satisfaction levels can continue to be strong.
Our desire, of course, is that we will continue to put the TD shield in all the new stores that we’ve acquired, and we’ll continue to be filling in the spots in both organic growth and — as I think we’ve said, if there’s some opportunities we don’t feel compelled, we’re not strategically imperiled in the United States. But if we feel like there’s a great, financially attractive deal that fills in our footprint, we’re going to take a hard look at it, obviously, in the U.S., but it will be branded TD Bank, America’s Most Convenient Bank with all the stores.

Robert Sedran - CIBC World Markets — Analyst
[Are you bringing anything north in terms of best practices? I know you’re trying to put some stuff south, but are you bringing anything north?

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Yes, there are a few things we’ve — one of the great, interesting learnings I was just sharing the other day with the team is that our philosophy in Canada, for example, around customer satisfaction was we would ask customers and say, “How have you been satisfied with your service?” It seems logical. And then they’d rate us, and then we score every single branch in Canada and operating unit on customer satisfaction based on what customers say.
In the U.S., they had a very different approach, which is they defined what the model was for operating the business and then they did mystery shops. And they scored the branch store on how they complied with the standards that they had said that they would deliver, but they didn’t actually ask customers.

So, it was very interesting. We didn’t mystery shop our branches in Canada, and they didn’t ask customers. So, we’re now doing both in both countries, and we’ve actually seen a remarkable lift in Canada and the U.S. in customer satisfaction score to be more consistent in the service delivery in Canada and, as I said, a big snap-back. So, that would be just one example.
We’ve tested one of their concepts around branch opening or store opening up here and some of our practices here we’re putting in place down there, so it actually is a real effort to take the best of both worlds.

Robert Sedran - CIBC World Markets — Analyst
Great. I’ve got a red light. Tim, on behalf of everyone here, thanks for attending. We really appreciate your time.

Tim Hockey - TD Bank Financial Group — Group Head, Canadian Banking
Great. Thanks for having us.